SAN JOSE, Costa Rica – June 5, 2025 - Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”) announces that it has confidentially submitted a draft registration statement on Form F-1 to the Securities and Exchange Commission in the United States relating to a proposed public offering of the Company’s ordinary shares in the United States and elsewhere. The number of ordinary shares to be sold, the pricing terms and the timing for any such proposed offering have not been determined yet and are subject to market conditions as well as other factors. There is no assurance that any such transaction will be completed.

This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended (“Securities Act”). This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations or sales of securities will be made in accordance with the registration requirements of the Securities Act.